ECP ENVIRONMENTAL GROWTH OPPORTUNITIES CORP.

40 Beechwood Road

Summit, NJ 07901

February 2, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kevin Dougherty, Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

 Re:   ECP Environmental Growth Opportunities Corp.
Registration Statement on Form S-1
File No. 333-252172

Dear Mr. Dougherty:

ECP Environmental Growth Opportunities Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 P.M., Washington, D.C. time, on February 4, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

ECP ENVIRONMENTAL GROWTH OPPORTUNITIES CORP.

By:	/s/ Tyler Reeder
Tyler Reeder
President and Chief Executive Officer

Cc:Ryan J. Maierson, Latham & Watkins LLP